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Exhibit 4.4
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Resolutions adopted at a regular meeting of the Board of Directors of
Plantronics, Inc. held on November 4, 1996:

                         "EXECUTIVE STOCK PURCHASE PLAN

        Mr. Cecil proposed that the Board consider adopting an Executive Stock Purchase Plan which would encourage ownership of the Company's Common Stock by certain senior executives. Mr. Cecil recommended that the eligible participants be the CEO and all corporate vice presidents who participate in the Company's Supplemental Bonus Plan and that the target ownership equal two-times the CEO's base salary and one times the individual vice president's base salary. Mr. Cecil also recommended that the Plan be a voluntary plan in which the Company would seek to encourage full participation by all eligible executives. The target ownership is expected to be achieved over a five year period in annual increments of 20% or more. Mr. Cecil then recommended various vehicles that would be made available to the executives in order to obtain ownership of the Company's stock including, but not limited to, purchasing the stock with cash, exercising and holding vested stock options, purchasing the stock through the Company's Deferred Compensation Plan, purchasing the stock through an executive's Individual Retirement Account, and purchasing the stock through the Company's 401K plan. All stock would be purchased from the Company and the Company's pool of treasury shares would be used to fund the sales. Mr. Cecil also recommended that a stock purchase loan program be approved whereby the corporation would extend credit to the executive for funds sufficient to purchase up to the target amount of Company stock. This credit facility would be evidenced by a promissory note bearing interest at the minimum rate allowed by the Internal Revenue Service and secured by the common stock as well as a personal guarantee. Pending payment of the loan, the shares would be held by the Company until the loan was paid in

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full.  Furthermore, Mr. Cecil recommended that the loan be payable in equal installments on a bi-weekly basis over a five (5) year or lesser period as designated by the participating executive. The loan payments would be paid through payroll deductions or on some other agreed upon periodic basis. With respect to the purchase price, Mr. Cecil recommended that a discount be offered for all treasury shares sold, regardless of the purchase vehicle used by the executive, equal to the greater of: 95% of the price set by the Board on an annual basis or 85% of the fair market value of the stock on the date of the transaction. Mr. Cecil recommended that the Board set the purchase price for 1997 at $36.875. However, if the fair market value falls below the Board's set price then a 5% discount be given off the fair market value on the date of the transaction. Further, if stock is purchased through the executive's 401(k) plan, only new contributions to the plan after January 1, 1997 can be used to purchase stock. Finally, Mr. Cecil recommended that this program go into effect as of January 1, 1997. Thereafter, there was a general discussion and upon motion duly made, seconded, and unanimously carried, the following resolutions were adopted:

        RESOLVED that the Company adopt a voluntary Executive Stock Purchase Plan under which the CEO and all corporate vice presidents who participate in the Company's Supplemental Bonus Plan (hereafter "Participating Executives") may voluntarily purchase Company Stock from the Company's pool of treasury shares. The voluntary stock purchase plan shall have an effective date of January 1, 1997.

        RESOLVED FURTHER that, while voluntary in nature, Participating Executives are encouraged to purchase and hold Company stock. The CEO is encouraged to acquire Company stock with a value of twice his annual Base Salary and the remaining Participating Executives are encouraged to acquire Company stock with a value equal to each participant's annual Base Salary. That target ownership is sought to be achieved over a five year period in annual increments of twenty percent (20%) or more. For purposes of evaluating whether the target ownership levels are met, stock held independently through stock purchases, through the exercise of vested stock options granted by the Company, and stock held in the Company's Deferred Compensation Plan, the Company's Annual Profit Sharing/Individual Savings Plan (401k Plan) and the executive's Individual Retirement Account shall be aggregated.

        RESOLVED FURTHER that a discount be offered for all treasury shares sold under the voluntary purchase program equal to the greater of: 95% of the price set by the Board on an annual basis or 85% of the fair market value of the stock on the date of the transaction. However, if the fair market value falls below the Board's annual set
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        price, then a 5% discount off the fair market value on the date of the transaction will apply.

        RESOLVED FURTHER that the annual purchase price for 1997 is set at $36.875.

        RESOLVED FURTHER that the Company institute a stock purchase loan program whereby the Company will extend credit to the Participating Executives for funds sufficient to purchase up to the target amount of Company stock under the voluntary stock purchase program at the lowest IRS permissible interest rate allowed.

        RESOLVED FURTHER that the Officers of this Company are further authorized and directed to execute all documents and to take all actions that they deem necessary or advisable to consummate the adoption and administration of the aforementioned Plan."